THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

April 15, 2011

VIA EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PennantPark Investment Corporation (the “Company”)

Registration Statement on Form N-2 - File Nos. 333-172524 and 814-00736

Dear Mr. Ganley:

Thank you for your comments on April 1, 2011 regarding the Registration Statement on Form N-2 (Registration Nos. 333-172524 and 814-00736; the “Registration Statement”) of the Company, which was filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2011. We describe below the changes that we have made in response to your comments in Pre-Effective Amendment No. 1 (“Amendment 1”) to the Registration Statement that the Company filed today. For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. We will also send to you under separate cover courtesy copies of Amendment 1 as-filed and marked to reflect the changes from the Registration Statement.

In addition to responding to your comments, Amendment 1 updates and completes certain disclosures in the Registration Statement.

FACING PAGE

1. Footnote (5) to the pricing table states that the Fund is registering an indeterminate principal amount of units and that each unit may consist of a combination of any two or more of the securities being registered or debt obligations of third parties, including U.S. Treasuries. Please provide us with an example of a “unit” and how it will be offered and priced. Please also provide an analysis explaining the basis for offering debt obligations of third parties, including U.S. Treasuries. In your response please address the following: (i) Should the Fund be deemed to be either a distributor or a co-issuer of debt securities of third parties?; (ii) Would a registration statement be filed for third party debt securities?; (iii) Would third party debt

John M. Ganley April 15, 2011 Page 2

securities, including U.S. Treasuries, be purchased directly from the third party or in the secondary market?

The Company is registering units to provide it with flexibility to issue two or more registered securities in a single offering. In connection with such an unit offering, the Company will provide a prospectus supplement describing the material terms of such units. A unit would typically consist of a share of the Company’s common stock together with one or more other securities registered under the shelf registration statement. The terms of such units would typically provide that the common stock would separate from the other security or securities underlying the unit and trade separately on the NASDAQ Stock Market shortly after issuance. The Company does not expect that a public market will develop for any of its securities apart from its common stock. Accordingly, the Company does not expect any public trading market for any security that is issued by the Company as part of a unit other than common stock. The Company has added the risk factor “We may in the future issue securities for which there is no public market and for which we expect no public market to develop” on page 14 of the prospectus to reflect this expectation.

The Company expects that the pricing of any units would reflect the market price of the common stock together with the liquidation preference of shares of the preferred stock, the par value of a debt security or an estimated fair value of a warrant or subscription right at the time of issuance. The Company intends to issue units only in compliance with the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Company acknowledges that, if its shares are trading below net asset value, certain of the Company’s securities may not be issued as units or otherwise, without the express permission of the Company’s shareholders and the board of directors.

The Company is registering, and may also seek to issue, units including securities issued by third parties. The Company has no present intention to issue any such units. As the Company does not acquire securities with a view toward distribution, market-making or dealing, it generally should not be deemed to be a distributor or co-issuer of third-party securities, if any, that are included as part of a unit (provided the Company is not an affiliate of the issuer). However, the Company is aware that it may be deemed to be an underwriter or dealer for purposes of the Securities Act and hereby undertakes to review and comply with the interpretive guidance of the Staff of the Commission before it issues any units containing third party securities that are not U.S. Treasuries (which are exempt, triple-A rated securities). Accordingly, the Company has added on page 117 of the prospectus in the “Description of our Units” an undertaking to comply with Staff interpretive decisions and guidance in issuing any third-party securities that are not U.S. Treasuries, and to state that the Company has no intention to issue units including third-party securities in the foreseeable future.

John M. Ganley April 15, 2011 Page 3

PROSPECTUS

Fee and Expenses (Page 6)

2. Footnote (5) to the fee table states that the portion of incentive fees paid with respect to net investment income is based on actual amounts incurred during the three months ended December 31, 2010, annualized for a full year. Please explain to us why it is appropriate to present this amount rather than the incentive fee paid for the fiscal year ended September 30, 2010.

The Company believes that by annualizing the incentive fees paid on net investment income incurred during the most recent fiscal quarter, it provides stockholders and prospective investors the most accurate estimate of future incentive fee expenses to stockholders. The Company believes that the incentive fee in future periods is more closely correlated with recent incentive fees than with more distant historical performance. In times of economic expansion, for example, the pre-incentive fee net investment income on which a portion of the incentive fee is based tends to increase. In times of economic contraction, such amount tends to decrease. Accordingly, the Company believes that an annualized incentive fee based upon the most recently completed fiscal quarter most closely approximates current market conditions and thereby provides stockholders with the best approximation of future incentive fees at any given time. The incentive fee accrued for the fiscal year ending September 30, 2010, was $8.0 million (audited), and the incentive fee estimate based on the annualized three-month period ending December 31, 2010, was $11.2 million (unaudited). Under current market conditions, the Company believes that the annualized incentive fee for the most recently completed quarter provides the most useful basis for stockholders seeking to assess future incentive fees over the ensuing 12 months.

The Company acknowledges that there are other factors that may play a role in the incentive fees payable in future periods. In the wake of a large financing, for example, the incentive fee may be lower due to the time it takes to deploy (and earn a market return on) additional capital relative to the increase in net asset value provided by such additional capital. When the Company raises substantial capital, the incentive fee incurred may be lower than in years during which no additional capital is raised. The Company intends to use its best judgment to provide the most accurate fee estimates under such conditions.

3. Footnote (5) of the fee table also states that incentive fees based on capital gains have not been presented in the fee table. Please revise the fee table to include the incentive fees based on realized and unrealized capital gains.

John M. Ganley April 15, 2011 Page 4

The capital gains incentive fee is based on the Company’s cumulative net realized capital gains plus unrealized losses. There are no cumulative realized and unrealized capital gains that could produce such an incentive fee. The Company has updated footnote 5 to disclose that it had no cumulative realized and unrealized capital gains that exceeded its cumulative realized and unrealized capital losses as of the reporting date. Further, the Company undertakes to include disclosure regarding incentive fees that may be realized based on capital gains as and when it has cumulative realized and unrealized capital gains that exceed cumulative realized and unrealized capital losses.

4. Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a business development company will affect our ability to, and the way in which we, raise additional capital. — Securitization (Page 13)

This section states that in the future the Fund may seek to securitize portfolio loans through a wholly owned subsidiary. The Fund would contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities. This section states that the Fund would not treat debt issued by a subsidiary as senior securities. Please revise the disclosure as follows: (i) Add an explanation as to how the subsidiary would issue investment grade debt although the subsidiary’s assets would be below investment grade; (ii) Revise the disclosure to state that the financials statements of a subsidiary would be consolidated with the financial statements of the Fund and that any debt issued by the subsidiary would be treated as if it were issued by the Fund.As requested, we have updated the Securitization discussion in Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a business development company will affect our ability to, and the way in which we, raise additional capital- Securitization on pages 13-14 of the prospectus to explain that a subsidiary may, in the future, issue investment grade debt through a securitization transaction. The Company has also updated the disclosure to explain that if it undertakes such a securitization transaction, it would consolidate the debt of the securitization subsidiary on its financial statements and include such debt in its calculation of the asset coverage test under the 1940 Act for the Company to the extent required by GAAP or the guidance of the Commission Staff.

Risk Factors — Risks Relating to the Illiquid Nature of Our Portfolio Assets — We invest in illiquid assets, and our valuation procedures with respect to such assets may result in our recording values that are materially different than the values we ultimately receive upon disposition of such assets. (Page 20)

John M. Ganley April 15, 2011 Page 5

5. The fourth paragraph of this section (on page 21) states that the Fund uses the services of one or more nationally recognized independent valuation firms. Please disclose the names of the valuation firms the Fund expects to use.

The board of directors of the Company determines the fair value of the Company’s investments on a quarterly basis. In arriving at its determination of such fair value, the board of directors receives a report of the Company’s investment adviser regarding the fair value of such assets. The board of directors has also engaged two nationally recognized independent valuation firms to provide additional, independent input regarding the fair value of the Company’s investments. The analytical input provided by such firms is addressed to the board of directors and serves as only one element of a comprehensive valuation framework which the Company has described in detail in the Registration Statement under the heading, “Determination of Net Asset Value.”

The Company believes that disclosing the names of the independent valuation firms would increase its expenses in determining the fair value of its investments (because such valuation firms will insist on receiving additional compensation in connection with any such disclosure due to their potential added risk) and would potentially mislead investors by implying that they, as stockholders in the Company, may have a basis upon which to assert reliance upon such valuation firm reports. It is possible that such firms would resign rather than submit to such disclosure. The Company’s public stockholders do not receive, and have no basis upon which to assert reliance upon, the analytical work provided to the board of directors by such valuation firms. The Company is aware of no basis for such disclosure and, indeed, has been asked in prior Staff comment letters to delete the names of such firms. Accordingly, the Company respectfully believes that it is inappropriate to make such service providers as a part of its public disclosure.

Risk Factors — Risks Relating to Our Investments — Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock (Page 27)

6. The first paragraph of this section states that the Fund’s bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of common stock, but discloses that if the Fund were to amend its bylaws to repeal the exemption, the Control Share Acquisition Act may make it more difficult for a third party to obtain control of the Fund. Recently, we have taken the position that it would be inconsistent with Section 18(i) of the Investment Company Act of 1940 for a closed-end fund organized as Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act. See Boulder Total Return Fund, Inc. (SEC No-action letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/ 2010/bouldertotalreturn111510.htm). Please add disclosure stating that the Fund would consult with the staff of the SEC prior to amending its bylaws to repeal the exemption.

John M. Ganley April 15, 2011 Page 6

The Company has updated its bylaws (filed as an exhibit to Amendment 1) to reflect that it must consult with the Commission prior to applying the Maryland Control Share Acquisition Act. The Company has conformed the risk factor on page 27 of the prospectus to reflect this change, which now appears on page 31 of the prospectus.

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If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or David Harris at (202) 261-3385.

Sincerely,

/s/ Thomas J. Friedmann

Cc:	Arthur Penn

Aviv Efrat

    PennantPark Investment Corporation

David J. Harris

    Dechert LLP